Exhibit 99.1

NOTICE

Enerplus Corporation ("Enerplus") is filing this Notice to correct certain minor and immaterial errors included in its annual information form for the year ended December 31,2012, dated February 22, 2013 (the "AIF") and its news release issued February 22, 2013 titled "Enerplus Delivers 9% Production Growth and 190% Reserve Replacement in 2012" (the "Annual Results Release").  These corrections result from errors contained in the underlying reserves report for certain of Enerplus' U.S. assets provided by one of Enerplus' independent qualified reserves engineers.  The result of the errors is that the total estimated net present value of future net revenues of Enerplus' oil and gas reserves, after deducting income taxes, as presented in the AIF and Annual Results Release and subject to the various assumptions forming part of such estimates, was approximately 0.8% higher than the corrected information below.

Corrections to AIF

The table set forth below is a corrected version of the table presented on page 31 of the AIF under the heading "Oil and Natural Gas Reserves – Summary of Reserves - Summary of Net Present Value of Future Revenue Attributable to Oil and Gas Reserves (Forecast Prices and Costs)".  The only changes are to the rows labelled "United States" and "Total" in the columns under the heading "After Deducting Income Taxes".

Summary of Net Present Value of Future Net Revenue Attributable to Oil and Gas Reserves (Forecast Prices and Costs) As of December 31, 2012
	NET PRESENT VALUE OF FUTURE NET REVENUE DISCOUNTED AT (%/YEAR)
	Before Deducting Income Taxes					After Deducting Income Taxes
RESERVES CATEGORY	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%	Unit Value(1)
	(in $ millions)										$/BOE
Proved Developed Producing
Canada	2,803	2,030	1,601	1,333	1,150	2,524	1,878	1,510	1,275	1,111	$15.85
United States	2,203	1,534	1,200	1,001	868	1,807	1,305	1,048	892	786	$26.96
Total	5,006	3,565	2,801	2,333	2,018	4,331	3,183	2,558	2,167	1,897	$19.25

Proved Developed Non-Producing
Canada	42	32	25	21	17	31	24	19	16	14	$16.75
United States	117	84	64	50	41	60	45	34	27	22	$12.48
Total	159	116	90	71	58	90	69	54	43	35	$13.45

Proved Undeveloped
Canada	440	192	95	48	20	328	138	63	25	3	$8.13
United States	643	357	198	100	36	397	211	103	36	(9)	$7.82
Total	1,083	549	293	147	55	725	349	166	61	(6)	$7.92

Total Proved
Canada	3,285	2,254	1,722	1,401	1,187	2,883	2,040	1,592	1,316	1,128	$15.07
United States	2,964	1,976	1,462	1,151	944	2,263	1,560	1,186	955	798	$19.51
Total	6,249	4,230	3,183	2,552	2,131	5,146	3,600	2,778	2,271	1,927	$16.83

Probable
Canada	1,868	875	525	357	261	1,385	648	387	263	192	$11.30
United States	2,656	1,469	944	665	498	1,593	875	561	397	300	$18.61
Total	4,523	2,344	1,469	1,023	760	2,978	1,523	949	660	492	$15.12

Total Proved Plus Probable
Canada	5,153	3,129	2,246	1,758	1,449	4,268	2,688	1,979	1,579	1,320	$13.98
United States	5,619	3,445	2,406	1,816	1,442	3,856	2,435	1,747	1,352	1,098	$19.14
Total	10,772	6,574	4,652	3,575	2,891	8,124	5,123	3,727	2,931	2,418	$16.25

Note: (1)	Calculated using net present value of future net revenue before deducting income taxes, discounted at 10% per year, and	net reserves.

The table set forth below is a corrected version of the table set forth on page 32 of the AIF under the heading "Oil and Natural Gas Reserves – Undiscounted Future Net Revenue by Reserves Category".  The changes are to the rows labelled "United States" and "Total" in the columns under the headings "Income Taxes" and "Revenue After Income Taxes".

RESERVES CATEGORY	Revenue	Royalties and Production Taxes	Operating Costs	Development Costs	Abandonment and Reclamation Costs	Future Net Revenue Before Income Taxes	Income Taxes	Revenue After Income Taxes
(in $ millions)
Proved Reserves
Canada	$ 8,660	$ 1,335	$ 3,374	$ 395	$ 271	$ 3,285	$ 402	$ 2,883
United States	6,576	1,751	1,126	718	18	2,964	701	2,263
Total	$ 15,236	$ 3,086	$ 4,500	$ 1,113	$ 289	$ 6,249	$ 1,102	$ 5,146
Proved Plus Probable Reserves
Canada	$ 12,702	$ 2,026	$ 4,653	$ 577	$ 293	$ 5,153	$ 885	$ 4,268
United States	11,643	3,139	1,661	1,202	22	5,619	1,763	3,856
Total	$ 24,345	$ 5,165	$ 6,314	$ 1,779	$ 315	$ 10,772	$ 2,648	$ 8,124

Corrections to Annual Results Release

The table set forth below is a corrected version of the table presented in the Annual Results Release under the heading "Net Present Value of Future Production Revenue".  The changes are only to the row labelled "Total Proved Plus Probable Reserves (after tax)".

Net Present Value of Future Production Revenue – Forecast Prices and Costs (Before Tax)
Reserves at December 31, 2012, ($ millions, discounted at)	0%	5%	10%	15%
Proved developed producing	5,006	3,565	2,801	2,333
Proved developed non-producing	159	116	90	71
Proved undeveloped	1,083	549	293	147
Total Proved	6,249	4,230	3,183	2,552
Probable	4,523	2,344	1,469	1,023
Total Proved Plus Probable Reserves (before tax)	10,772	6,574	4,652	3,575

Total Proved Plus Probable Reserves (after tax)	8,124	5,123	3,727	2,931